Exhibit (a)(1)(M)
EMAIL TO RELOCATED ISRAELI ELIGIBLE EMPLOYEES

To:	Eligible Employees Relocated from Israel to the United States
Date:	November 14, 2010
We are pleased inform you that on November 8, 2010 the Israeli Tax Authority issued a tax ruling clarification (“Ruling”) regarding the tax aspects related to the offer to exchange options for RSUs (“Offer”). The Ruling applies only to certain eligible employees who relocated from Israel to the United States who were previously issued tax rulings with regard to certain of their employee stock options, one or more of which are eligible options under the Offer.
We note that each eligible employee who accepts the Offer needs to sign a consent letter addressed to the tax authority that he/she agrees to the terms of the Ruling. Otherwise the Ruling will not apply to such employee and the exchange shall be considered as a taxable event subject to the withholding and payment of taxes.
We also note that the above is a general summary of the Ruling. This summary does not contain a comprehensive discussion of all relevant tax matters under the Ruling and it is not intended to be, and should not be construed as, legal or tax advice to any eligible employee. The above does not derogate from the Offer documents and the Offer documents shall precede and govern.
A copy of the Ruling is attached for your review.

Free Translation from Hebrew
The Hebrew Version shall Prevail and Supersede on this Translation
The Israeli Tax Authority
The International Tax Department
November 8, 2010
Ref-26-5075
To
Shenhav & Co. Law Offices
4 Ha’nechoshet Street,
Tel Aviv
Israel
Attention: Mr. Oren Biran, Advocate
Re: Tax Ruling Clarification — BigBand Networks Ltd.
Exchange of 102 Options into RSU- Relocation Employees
Reference: your letter dated April, 12 2010, and October 10, 2010
1.	Factual Background as provided to us:
1.1.	BigBand Networks Inc. (the “Allocating Company”) is a U.S resident publicly traded company on the Nasdaq Stock Exchange.

1.2.	BigBand Networks Ltd., PCN 512751074, deduction file for tax purposes 935522375 (the “Company”), is a privately held company and a resident of Israel, incorporated in 1999 and a wholly owned subsidiary of the Allocating Company.

1.3.	In order to encourage the employees of the Allocating Company and the employees of the Allocating Company’s subsidiaries, including the Company’s employees, the Allocating Company offered, to its employees, including the employees of the Company and its subsidiaries, to exchange some or all of their outstanding options granted under the active option plans, whether vested or unvested, with an exercise price greater than or equal to $3.50, hence options which are “underwater” (the “Exchanged Options”) for Restricted Stock Units and according to a conversion ratio determined by the Allocating Company (the “RSUs”) (the “Offer”). The RSUs will be issued under the incentive plan of the Allocating Company named the 2007 Equity Incentive Plan and Israeli Sub Plan (the “2007 Plan”), while the Exchanged Options will be cancelled (the “Exchange”). It should be made clear that the trading price of the stock is approximately $3.28 as of the date of issuance of this approval. The Offer commenced on October 21, 2010 and will be end on November 18, 2010.

1.4.	The RSU shall be subject to new vesting schedule as described below (the “Vesting Schedule”):
1.4.1.	RSU granted for Exchanged Options which are vested as of the exchange date, will be scheduled to vest in three equal installments: on the date that is 9 months, 18 months and 27 months following the RSU grant date, subject to the employee’s continued service through each respective vesting date.

1.4.2.	RSU granted for Exchanged Options which are unvested as of the exchange date will be scheduled to vest in 12 equal installments on a quarterly basis following the RSU grant date over a period of 36 months, subject to the eligible employee’s continued service through each respective vesting date.
1.5.	Among the employees for whom the Offer is valid, there are employees who relocated from Israel to the U.S (the “Relocation Employees”) and who hold options granted in Israel prior to their relocation (the “Relocation Employees Options”), and which are held with the trustee ESOP Management and Trustee Services Ltd. PCN 513699538, deduction file for tax purposes 935877779 (the “Trustee”). (Attached as appendix A — a list of the names of the Relocation Employees and the options subject to the Exchange Options).

1.6.	The Relocation Employees Options are subject to tax withholding in accordance with a ruling issued by the international tax department on October 13, 2009 (the “Tax Ruling”).

1.7.	The Company and/or its representatives did not apply to the tax authorities with regards to the issue on of this ruling, except for a request for a ruling for the employees of the Company working in Israel, filed with the Professional Department of the Israeli Tax Authority.

1.8.	Upon the exchange of the Exchanged Options into RSUs, the Relocation Employees do not have any right to perform any action with these RSUs. On the vesting date, the stocks arising from the RSUs are issued for the Relocation Employees and deposited with the Trustee.

1.9.	On November 1, 2010, a tax ruling was issued, by the Option Department of the Professional Department of the Israeli Tax Authority, with regards to the tax aspects arising for the employees of the Company (whom are not Relocation Employees), as a result of the Exchange.

2.	The Required Clarification
2.1.	To determine the application of the Tax Ruling with regards to the Exchange of Relocation Employee Options, into RSUs, and to determine the tax withholding regime for the gain attributed to Israel.
3.	Terms for the Clarification
3.1.	This tax ruling clarification is based on all of the representations presented to us in writing and in oral including the facts detailed in Section 1 above, and as long as these representation and facts are valid, and under the condition that all relevant details had been provided to us fully including the following detailed facts:
3.1.1.	The exercise price of the Exchanged Options equals $3.5 or higher, thus the Exchange Options are “underwater”.
3.2.	After the exchange of the Exchanged Options into RSUs, the Relocation Employees do not have the capability to perform any action with regards to these RSUs. On the vesting date, the stocks arising from the RSUs are issued for the Relocation Employees and deposited in the hands of the Trustee.
4.	Clarification

Subject to the satisfaction of the facts in Section 1 above, and subject to the conditions detailed in section 3 above I hereby clarify as follows:
4.1.	With regards to the cancellation of the Relocation Employee Options and the issuance of the RSUs under the 2007 Plan, as part of the Exchange, no tax will be withheld by the Company and/or the Trustee. On the Exercise Date of the RSUs (sale of stock arising from the RSUs) tax will be withheld according to the following:

4.2.	At the end of the vesting period, the stocks arising from the RSUs will be deposited and held by the Trustee.

4.3.	The principals of the calculation of the gain which should be attributed to Israel and the tax withholding requirements due to this attributed gain:
4.3.1.	The vesting period of the RSUs will be added to the original vesting period of the Exchanged Options for the calculation of the gain attributed to Israel, according to Section 3.2 of the Tax Ruling. All other terms for the determination of the gain attributable to Israel, including the date of the change of residency, will continue to be determined according to Section 1.6 to the Tax Ruling.

4.3.2.	The Trustee will withhold the tax for the gain attributed to Israel in accordance with this ruling, and will transfer this tax to the tax authority.
4.4.	In a case of a double taxation, the taxpayers, Israeli citizens and/or residents should apply to the Israeli Tax Authority with a request for the procedure of mutual agreement. The Israeli Tax Authority will agree to request a mutual agreement procedure according to the Tax Treaty.
5.	General Instructions
5.1.	This Clarification does not constitute a tax assessment, and as such the tax authority (the “Authority”) has all the authority as written in the Israeli Tax Ordinance, notwithstanding the matters settled in this ruling clarification.

5.2.	This ruling clarification is based on the representations brought to us, including the facts, in Section 1 and their implementations. The tax authority reserves itself the right to cancel it in case it will be found that the remaining facts and data which was exhibited, all or part, were not full, incorrect, or not accurate.

5.3.	The tax authority is entitled to cancel this Clarification, immediately or retroactively, part or all of it, and without accepting any obsolescence argument on behalf of the Company or the Relocation Employees, if it will turn out that the details provided to the tax authority as part of the request for Clarification process, or within the answers provided by you, are untrue or substantially non complete, or it will turn out that substantial details declared or defined did not occur, or in the case that the Relocation Employees will not fulfill all the conditions of this tax decision.

5.4.	The tax arrangement brought in this ruling should not constitute or approve any matter which was not specifically clarified in this ruling.

5.5.	The Company, the Trustee, and the Relocation Employees, who elected to participate in the Offer, are committed to provide to the undersigned a letter in which they declare their approval to the terms of this ruling clarification with all its terms and without reservations, in 60 days from its issuance.

5.6.	Each term in this ruling clarification should have the same meaning it has in the Israeli Tax Ordinance, unless it has been specifically mentioned otherwise.

Sharon Aharoni, CPA (Adv.)
International Tax Department
Copies:
Mr. Aaron Eliyahu, CPA — Executive VP, Professional Affairs.
Mrs. Vered Olpiner-Sakal, Adv. (CPA) the acting head of the International Tax Department .
Mr. Yuval Cohen, CPA -Head of the Tax Assessment Center Tel Aviv 5
Mrs. Yardena Isaacob-Sarrosi, Adv.- Head of the Legal Chamber of the International Tax Department.

Appendix A

Name	ID number	Country	Plan	Grant Date	Type	Shares granted	Price	Tax Route
[Employee 1]	[Redacted]	United States	2003	01/11/2006	NQ	[Shares]	5.28	102
[Employee 1]	[Redacted]	United States	2003	24/01/2007	NQ	[Shares]	5.76	102
[Employee 1]	[Redacted]	United States	2007	10/12/2007	NQ	[Shares]	5.58	102
[Employee 1]	[Redacted]	United States	2007	12/08/2008	NQ	[Shares]	4.56	102
[Employee 2]	[Redacted]	United States	2003	01/11/2006	NQ	[Shares]	5.28	102
[Employee 2]	[Redacted]	United States	2007	09/12/2007	NQ	[Shares]	5.49	102